Q4 & FY 2017 Results January 30, 2018 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

FY 2017 | Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated (1) Non-GAAP measures (definition and reconciliation in appendix) (*) Subject to the approval at the AGM (expected on April 13, 2018), the ex-dividend date would be set at April 23, 2018) Net Income at $313mn Adjusted Net Income (1) at $669mn, up 39% vs. last year Industrial Operating profit (1) at $1.5bn up $228mn from last year, with margin at 5.8% Net Industrial debt (1) reduced to $0.9bn Diluted EPS at $0.22 Adjusted Diluted EPS (1) at $0.48, up 37% vs. last year Financial Investment grade credit rating (S&P and Fitch) has made Company’s securities eligible for the main investment grade indices in the US market Dividends & Share Buyback BoD is recommending a dividend of €0.14 per common share (up 27% vs. prior year dividend), or ~ €191mn (~ $237mn) and a reauthorization and upsizing of the Company’s share repurchase program to $700mn (*) FY 2017 Actual vs. Guidance Guidance FY 2017 Net Sales (Industrial Activities) $25bn - $25.5bn $26.2bn Adj diluted EPS $0.44 - $0.46 $0.48 Net Industrial Debt $1.5bn - $1.7bn $0.9bn

Q4 2017 | Main Product Launches & Awards MACHINERY OF THE YEAR NEW LONG TERM SUPPLY AGREEMENTS (LNG & CNG PRODUCTS) DAILY BLUE POWER: “INTERNATIONAL VAN OF THE YEAR” ASABE NAMES INNOVATIONS FROM CASE IH AND NH AG TO 2018 AE50 LIST

FY 2017 | Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Industrial Activities Net Sales & Operating Margin Adj. Net Income & EPS (1) Net Industrial Debt (1) Available Liquidity (1) Net Sales at $26.2bn up 10.6% vs. last year Operating Margin at 5.8% vs. 5.5% last year $(0.9)bn $9.4bn Adjusted Net Income at $669mn up $187mn or 39% vs. FY 2016 Adjusted Diluted EPS at $0.48 Net Industrial debt at $0.9bn down 45% from prior year Net industrial cash flow at $1.3bn vs. $1.0bn last year Available liquidity at $9.4bn up $0.6bn vs. Dec 31, 2016 482 669 0.35 0.48 8.7 9.4 (1.6) (0.9) 23.7 26.2 5.5% 5.8% $26.2bn 5.8% $669mn $0.48

Net Sales | Industrial Activities Net Sales split (1) BY REGION BY SEGMENT NAFTA EMEA LATAM APAC AG CE CV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations BY CURRENCY EUR 45% USD 28% BRL 6% CAD 4% GBP 1% AUD 4% OTHER 12% Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency ($mn) 23,669 806 294 667 589 (310) 25,715 453 26,168 FY 2016 AG CE CV PT ELIM & OTHER FY 2017 @ CC (*) FX TRANSLATION FY 2017 CHANGE IN NET SALES AT CONSTANT CURRENCY 2,046 +8.6% Net Sales walk 6,682 309 193 224 126 (78) 7,456 342 7,798 Q4 2016 Q4 2017 @ CC (*) Q4 2017

Industrial Activities Operating Profit and Adjusted Net Income Walk ($mn) 482 228 1 (6) 63 (37) 21 (97) 14 669 FY 2016 IA OP. PROFIT FS OP. PROFIT OP ELIM INTEREST EXP, NET (1) OTHER NET (1) JV INCOME (1) Taxes on change in PBT Change in Adj. ETR FY 2017 TAXES (1) CHANGE IN ADJUSTED NET INCOME 187 +38.8% (1) Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP in appendix (*) Non-GAAP measures (definition and reconciliation in appendix) ($mn) 1,291 131 19 (61) 130 9 1,519 FY 2016 AG CE CV PT OTHER & ELIM FY 2017 CHANGE IN OPERATING PROFIT 228 +17.7% 5.8% 5.5% Lower interest expenses due to high coupon debt roll-off / early repayment Improved adjusted effective tax (*) rate to 37% (39% in FY 2016); absolute taxes higher from higher PBT Unfavorable FX impact on Other, net 412 7 43 (37) 41 2 468 Q4 2016 Q4 2017 197 56 (1) (2) 23 (23) (12) (28) (13) 197 Q4 2016 Q4 2017

Cash Flow | Change in Net Industrial Debt FY ’17 Change in Net Industrial Debt 700 FY ’17 Net Industrial Cash Flow 1,289 ($mn) (*) Including $56mn in FY 2017 charge on repurchase/early redemption of Notes (1,561) 313 720 56 485 130 (488) 73 (193) (396) (*) (861) Dec 31, 2016 NET INCOME D&A CHARGE ON REPURCHASE / EARLY REDEMPTION OF NOTES CHG IN PROVISION AND SIMILAR CHANGE IN WC CAPEX OTHER CHANGES CAPITAL INCREASE & DIVIDENDS, NET FX TRANSLATION & OTHER Dec 31, 2017 (2,575) (40) 184 - 418 1,274 (211) 59 (11) 41 (861) Sep 30, 2017 Dec 31, 2017 Q4 ’17 Net Industrial Cash Flow 1,684

Capex | Change in Working Capital | Net Industrial Cash Flow
9

($mn)

Capex (1)


501
488
FY 2016
FY 2017

- **Capex** at $488mn down $13mn vs. last year


5%
28%
BY CATEGORY
67%
18%
43%
BY SEGMENT
31%
8%
NEW PRODUCT & TECHNOLOGY
MAINTENANCE & OTHER
INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS
AG
CV
CE
PT

Change in Working Capital


Cash inflow
Cash outflow
130
TRADE RECEIVABLES
INVENTORIES
TRADE PAYABLES
OTHER
CHG IN WORKING CAPITAL

Net Industrial Cash Flow


Cash inflow
Cash outflow
758
1,045
1,289
FY 2015
FY 2016
FY 2017

(1) Excluding assets sold under buy-back commitments and assets under operating leases

Q4 & FY 2017 Results Review
January 30th, 2018

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) $24.8bn FY ’17 retail originations at $9.1bn, relatively flat compared to 2016. Managed portfolio* at $26.8bn, up $2.0bn compared to December 31, 2016 (up $0.6bn on a constant currency basis) $26.8bn Dec. 31, 2016 Dec. 31, 2017 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2014 2015 2016 2017 (**) RoA defined as: PBT / average managed assets annualized Net Income ($mn) FY ’17 Profitability ratios: Gross Margin / Average Assets On-Book = 3.5% RoA (**) = 2.0% 334 452 Net income was up $118 million compared to 2016, primarily attributable to an improvement in income taxes as a result of the revaluation of deferred tax liabilities following the U.S. Tax Act. Excluding the favorable tax impact, net income was substantially flat compared to 2016 U.S. Act impact

Liquidity & Debt Maturity 1 Represents cash portion of debt maturities as of 12/31/2017 2 Of which $0.8bn Restricted Cash Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other 9.4 3.5 2.3 1.9 2.0 1.4 2.8 As of 12/31/17 2018 2019 2020 2021 2022 Beyond Available Liquidity ($bn) Debt Maturity Schedule (1) ($bn) Available liquidity at Dec 31, 2017 was $9.4bn, compared to $8.7bn at Dec 31, 2016 $6.2bn of cash & cash equivalents (2) $3.2bn undrawn under medium-term committed unsecured credit lines Liquidity to LTM revenue ratio at 34.3% Company Available Liquidity Q4 2017 | Highlights CNH Industrial N.V. issued $500mn in aggregate principal amount of 3.850% Notes due 2027 This was the first bond issued after the Company’s securities became eligible for the main investment grade indices in the U.S. market and the first 10-year term public bond ever issued by the Company CNH Industrial Capital LLC, redeemed all of the outstanding $600mn aggregate principal amount of its 3.875% Notes due 2018 on December 1, 2017 for approximately $615mn in cash CNH Industrial Capital LLC, established a new commercial paper program to issue short-term, unsecured, unsubordinated commercial paper notes on a private placement basis Outstanding as of December-end at $115mn

Industrial Activities Overview

AG | Financial Results Operating Profit walk Net Sales 818 120 102 (4) (53) (47) 13 949 FY 2016 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER FY 2017 ($mn) CHANGE IN OPERATING PROFIT 131 +16.0% 8.1% 8.5% Favorable volume and product mix, in all regions except NAFTA Positive price realization of 1% more than offsetting raw material cost increase SG&A cost increases and R&D spending (*) (*) R&D up 14% vs. FY 2016 272 62 22 (24) (27) (17) (9) 279 Q4 2016 Q4 2017 CHANGE VS FY 2016 NAFTA (1.5%) EMEA 11.8% LATAM 30.8% APAC 17.6% Net Sales at $11.1bn up 10% vs. last year (up 8.0% at constant currency) BY REGION CHANGE VS FY 2016 TRACTORS 10.5% COMBINES 14.5% OTHERS 4.7% BY PRODUCT

AG | Industry performance & Inventory management | 0-140HP 6% | 140+ HP (1) 2% EMEA 2% LATAM 13% APAC 6% Industry Units (For FY 2017) Tractors (1) Included in row crop sector definition FY 2017 overproduction vs. retail at 2% NAFTA (140+/4WD) (1) underproduction vs. retail at 17% Production up 5% vs. Q4 2016 Combines Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2015 2016 2017 NAFTA (1) 10% EMEA Flat LATAM 13% APAC 5% FY 2017 overproduction vs. retail at 3% NAFTA (1) underproduction vs. retail at 4% Production up 9% vs. Q4 2016 Industry Units (For FY 2017) COMPANY INVENTORY DEALER INVENTORY PRODUCTION RETAIL SALES NAFTA Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2015 2016 2017

AG | NAFTA Row Crop Channel Inventory Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2016 2017 (20%) vs. last year 3.2x 2.2x 1.8x US Industry – HHP Tractors Used to New Sales Ratio (1) US Industry – Combines Used to New Sales Ratio (1) 4.6x 3.8x 3.4x (1) Source: New sales data from AEM, used sales data from UCC database (as of November 2017 YTD)

CE | Financial Results Operating Profit walk 2 54 18 (28) (21) 11 (15) 21 FY 2016 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER FY 2017 ($mn) 0.1% 0.8% CHANGE IN OPERATING PROFIT 19 +10.5x Higher volume and net price realization, partially offset by increases in raw material cost, unfavorable FX impacts on product components, and increased SG&A (30) 40 21 (7) (11) 2 (2) 13 Q4 2016 Q4 2017 Net Sales CHANGE VS FY 2016 NAFTA 15.3% EMEA 0.6% LATAM 17.1% APAC 27.9% Net Sales at $2.6bn up 14.0% vs. last year (up 12.8% at constant currency) BY REGION CHANGE VS FY 2016 LIGHT 15.0% HEAVY 12.0% OTHERS 32.7% BY PRODUCT

CE | Industry performance & Inventory management Light NAFTA 12% EMEA 12% LATAM 10% APAC 26% Industry Units (For FY 2017) Heavy NAFTA 9% EMEA 11% LATAM 16% APAC 54% Q4 2017 underproduction vs. retail at 3% Production up 52% vs. Q4 2016 Inventory Management (Light & Heavy) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2015 2016 2017 COMPANY INVENTORY DEALER INVENTORY PRODUCTION RETAIL SALES

CV | Financial Results Operating Profit walk Net Sales 333 9 (18) 22 3 (18) (59) 272 FY 2016 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER FY 2017 ($mn) CHANGE VS FY 2016 TRUCKS 6.2% BUSES 20.3% OTHERS (1) 17.9% Net Sales at $10.4bn up 9.0% vs. last year (up 7.0% at constant currency) BY PRODUCT (1) Others are “Specialty vehicles” CHANGE IN OPERATING PROFIT (61) (18.3%) 3.5% 2.6% Unfavorable sales channel mix and Euro 6 emissions content costs not fully recovered in pricing Manufacturing efficiencies Increased spending on R&D (*) for new product programs and impact of GBP devaluation (**) (*) R&D up 9% vs. FY 2016 (**) GBP devaluation impact at $42mn 131 34 (7) (22) (7) (14) (21) 94 Q4 2016 Q4 2017 CHANGE VS FY 2016 NAFTA n.m. EMEA 6.4% LATAM 13.8% APAC 35.4% BY REGION

CV | Industry performance & Inventory management TRUCKS >3.5T EMEA (*) 5% LATAM (*) 16% APAC (*) 8% Industry Units (For FY 2017) Inventory Management (CV – All Equipment) FY 2017 – Europe Trucks MKT SHARE(1) CHG VS ‘16 ORDERS Chg. Y-o-Y DELIVERIES Chg. Y-o-Y B-TO-B Light (3.5-7.49t) 15.0% (0.3) p.p. 9% 4% 1.03 M&H (≥7.5t) 9.4% (0.4) p.p. 2% (2%) 1.03 Europe (*) 12.8% (0.3) p.p. 7% 2% 1.03 Q4 2017 underproduction vs. retail at 13% Production level up 11% vs. Q4 2016 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2015 2016 2017 COMPANY INVENTORY DEALER INVENTORY PRODUSCTION RETAIL SALES (2) (2) (*) Reflects aggregate for key markets where the Company competes: EMEA / Europe: EU 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share and TIV reporting purposes); LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) (2) Reconciliation with old segmentation in Appendix

PT | Financial Results Net Sales & Operating Profit CHANGE VS FY 2016 NAFTA 8.3% EMEA 15.9% LATAM 25.0% APAC 26.2% BY REGION Chg. vs. FY ’16 ENGINES 606.7k 13% TRANSMISSIONS 70.4k (6%) AXLES 193.9k 2% Units Sold Engines sold to third party at 54% vs. 57% in FY 2016 Net Sales at $4.4bn up 18% vs. last year (up 16% at constant currency) Sales to external customers at 48% (47% in FY 2016) Operating Profit at $362mn up $130mn or 56% vs. last year BY CUSTOMER 3rd Party CV CE AG Operating Margin Evolution Engines Sold (K Units) Op. Margin (%) CHANGE VS FY 2016 ENGINES 19.4% TRANSM. (2.9%) AXLES 8.8% BY PRODUCT 8.3% FY 2013 FY 2014 FY 2015 FY 2016 FY 2017 40% 47% 55% 57% 54% 3rd Party Units (%) 3rd Party CV CE AG Operating Margin

FY 2018E US GAAP Financial Targets

FY 2018E | Industry Units TRACTORS COMBINES LIGHT HEAVY TRUCKS >3.5T NAFTA Flat - 5% ~ 10% Flat - 5% Flat – 5% - Flat – 5% EMEA ~ 5% Flat – 5% Flat Flat (5%) - Flat LATAM Flat – 5% ~ 5% 5% - 10% 5% - 10% 10% - 15% APAC Flat Flat - 5% Flat - 5% Flat - 5% (5%) - Flat AG CE 0-140 HP 140+ HP 1 Reflects aggregate for key markets where Company competes CV (1)

FY 2018E | US GAAP Financial Targets (*) Outlook is not provided on diluted EPS, most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS are, by definition, not predictable and uncertain FY 2018E Guidance: Net sales of Industrial Activities $27bn - $28bn Adjusted diluted EPS (*) $0.63 - $0.67 Net industrial debt $0.8bn - $1.0bn As a result of the forecasted improvement in product demand conditions, and the positive impact of changes in the Company’s capital structure, the Company is setting its full year 2018 guidance as follows:

Appendix

Reconciliation of Operating Profit (loss) to Net Income (Loss) under US GAAP

25

	Q4 2017	Q4 2016	Δ	FY 2017	FY 2016	Δ
Industrial Activities Operating Profit	468	412	56	1,519	1,291	228
Financial Services Operating Profit	114	115	(1)	479	478	1
Elimination & Other	(88)	(86)	(2)	(336)	(330)	(6)
Operating Profit	**494**	**441**	**53**	**1,662**	**1,439**	**223**
Restructuring expenses	(16)	(13)	(3)	(93)	(44)	(49)
Interest expenses of Industrial Activities, net of interest income and eliminations (1)	(114)	(151)	37	(484)	(543)	59
Other, net (2)	(196)	(115)	(81)	(405)	(861)	456
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates	**168**	**162**	**6**	**680**	**(9)**	**689**
Income Taxes (3)	(230)	(119)	(111)	(455)	(298)	(157)
Equity in income of unconsolidated subsidiaries and affiliates (4)	22	53	(31)	88	58	30
Net Income (Loss)	**(40)**	**96**	**(136)**	**313**	**(249)**	**562**
Net Income / (Loss) attributable to non-controlling interest	6	1	5	18	3	15
Net Income / (Loss) attributable to CNH Industrial N.V.	(46)	95	(141)	295	(252)	547
Adjusted Net Income (reconciliation on next page)	**197**	**197**	**-**	**669**	**482**	**187**
EPS (Basic)	(0.03)	0.07	(0.10)	0.22	(0.18)	0.40
EPS (Diluted)	(0.03)	0.07	(0.10)	0.22	(0.18)	0.40
Adjusted diluted EPS	**0.14**	**0.14**	**-**	**0.48**	**0.35**	**0.13**

(1) *In the year ended December 31, 2017, Interest expenses includes the charge of $56 million related to the repurchase/early redemption of notes. In the three months and year ended December 31, 2016, this item included the charge of $22mn and $60 million, respectively, related to the repurchase of notes.*

(2) *In the three months and year ended December 31, 2017, Other, net includes a non-cash charge of $92 million due to the deconsolidation of Venezuelan operations effective December 31, 2017. In the three months and year ended December 31, 2016, this item included the non-recurring charge of $34 million due to the re-measurement and impairment of certain assets in Venezuela. In the year ended December 31, 2016, Other, net also included the non-recurring charge of $551mn related to the European Commission settlement.*

(3) *In the three months and year ended December 31, 2017, Income tax (expense) includes a non-cash tax charge of $123 million due to the U.S. Tax Act and tax legislation changes in the U.K. and certain other countries. In the three months and year ended December 31, 2016, Income tax (expense) included a non-cash tax charge of $59 million accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, and including changes in valuation allowances recorded against deferred tax assets in the region.*

(4) *In the three months and year ended December 31, 2016, Equity in income of unconsolidated subsidiaries and affiliates included a net positive impact of $19 million and a net negative impact of $9 million, respectively, due to the restructuring of our joint ventures in China.*

CNH INDUSTRIAL
Q4 & FY 2017 Results Review
January 30th, 2018

Q4 & FY 2017
26

Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP

FY 2017	FY 2016		Q4 2017	Q4 2016
313	**(249)**	**Net income (loss)**	**(40)**	**96**
249	689	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	116	69
107	33	Adjustments impacting Income tax (expense) (b)	121	51
-	9	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (c)	-	(19)
669	**482**	**Adjusted net income**	**197**	**197**
651	478	Adjusted net income attributable to CNH Industrial N.V.	191	195
1,367	1,364	Weighted average shares outstanding – diluted (million)	1,367	1,364
0.48	**0.35**	**Adjusted diluted EPS ($)**	**0.14**	**0.14**
680	**(9)**	**Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates**	**168**	**162**
249	689	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	116	69
929	**680**	**Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)**	**284**	**231**
(455)	**(298)**	**Income Tax (expense)**	**(230)**	**(119)**
107	33	Adjustments impacting Income tax (expense) (b)	121	51
(348)	**(265)**	**Adjusted income tax (expense) (B)**	**(109)**	**(68)**
37%	**39%**	**Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)**	**38%**	**29%**

CNH INDUSTRIAL
Q4 & FY 2017 Results Review
January 30th, 2018

Q4 & FY 2017 Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP FY 2017   FY 2016   Q4 2017   Q4 2016           (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates         93 44 Restructuring expenses 16 13 92   34   Venezuelan re-measurement and impairment of assets, and 2017 year-end deconsolidation of Venezuelan operations 92   34   - 551 European Commission settlement - - 64   60   Cost of repurchase/early redemption of notes 8   22   249   689   Total 116   69                             (b) Adjustments impacting Income tax (expense)         (16) (26) Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (2) (8) 123   -   Tax charges due to the U.S. Act and tax legislation changes in the U.K. and certain other countries 123   -   - 59 Tax charge on LATAM corporate reorganization - 59 107   33   Total 121   51                             (c) Adjustments' impacting Equity in income of unconsolidated subsidiaries and affiliates         -   9   Chinese JVs restructuring -   (19)   -   9   Total -   (19)

Net Income / (Loss) US GAAP to Profit / (Loss) under EU-IFRS | Reconciliation 2017 EPS 2016 EPS 2017 EPS 2016 EPS Net Income (Loss) attributable to CNH Industrial N.V. (46) (0.03) 95 0.07 295 0.22 (252) (0.18) Plus: Net Income / (Loss) attributable to non-controlling interest 6   1   18   3   Net Income / (Loss) in accordance with US GAAP (40)   96   313   (249)   Development costs (12) (35)   (92) (126) Others adjustments 47   5   86   49   Tax impact on adjustments 78 30   99 48 Deferred tax assets and tax contingencies recognition 103   (70)   71   (93)   Total adjustment 216 (70)   164 (122) Profit/(loss) in accordance with IFRS 176   26   477   (371)   Less: Profit/(Loss) attributable to non-controlling interest 6   0   17   2   Profit/(Loss) attributable to CNH Industrial N.V. 170 0.13 26 0.02 460 0.34 (373) (0.27) Fourth Quarter Full Year

Total Equity – US GAAP to EU-IFRS | Reconciliation Dec 31 2017 Dec 31 2016 Total Equity in accordance with US GAAP 4,400 4,451 Development costs 2,477 2,374 Other adjustments (112) (121) Tax impact on adjustments (645) (655) Deferred tax assets and tax contingencies recognition 726 585 Total adjustment 2,446 2,183 Total Equity in accordance with IFRS 6,846 6,634

Reconciliation of Total Debt to Net Debt (US GAAP) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $935 million and $997 million as of December 31, 2017 and 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,641 million and $1,479 million as of December 31, 2017 and 2016, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $706 million and $482 million as of December 31, 2017 and 2016, respectively Dec 31, 2017 Dec 31, 2016 Dec 31, 2017 Dec 31, 2016 Dec 31, 2017 Dec 31, 2016 Third party debt 25,895 25,276 6,461 6,694 19,434 18,582 Intersegment notes payable - - 935 997 1,641 1,479 Total Debt (1) 25,895 25,276 7,396 7,691 21,075 20,061 Less:       Cash and cash equivalents 5,430 5,017 4,901 4,649 529 368 Restricted cash 770 837 - - 770 837 Intersegment notes receivables - - 1,641 1,479 935 997 Derivatives hedging debt (7) 2 (7) 2 - - Net Debt / (Cash) (2) 19,702 19,420 861 1,561 18,841 17,859 Consolidated Industrial Activities Financial Services

From Total Debt to Net Industrial Debt

31

	Dec 31, 2017	Dec 31, 2016
Total Debt [1]	**(25,895)**	**(25,276)**
Financial Services Third Party Debt	19,434	18,582
Intersegment Note Payables	(935)	(997)
Intersegment Note Receivables	1,641	1,479
Cash and cash equivalents	4,901	4,649
Restricted cash	-	-
Derivatives hedging debt	(7)	2
Net Industrial (Debt) / Cash [2]	**(861)**	**(1,561)**

(1) *Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $935mn and $997 million as of December 31, 2017 and 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,641 million and $1,479 million as of December 31, 2017 and 2016, respectively.*

(2) *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $706 million and $482 million as of December 31, 2017 and 2016, respectively*

	FY 2017	FY 2016
Net Industrial (Debt) / Cash at beginning of period	**(1,561)**	**(1,578)**
Net income (loss)	313	(249)
Add back European Commission settlement [1]	-	551
Add back cost of repurchase/early redemption of Notes [1]	56	60
Amortization and depreciation [2]	720	710
Changes in provisions and similar [3]	485	194
Change in working capital	130	330
Investments in property, plant and equipment, and intangible assets [2]	(488)	(501)
Other changes	73	(50)
Net Industrial cash flow	**1,289**	**1,045**
Capital increases and dividends [4]	(193)	(221)
Currency translation differences and other [5]	(396)	(807)
Change in Net industrial debt	**700**	**17**
Net Industrial (Debt) / Cash	**(861)**	**(1,561)**

(1) *Add back item to be excluded from the calculation of net industrial cash flow.*

(2) *Excluding assets sold under buy-back commitments and assets under operating leases*

(3) *This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases. In the three months ended December 31, 2016, this item excluded the funds utilization due to the payment of the $551 million following European Commission settlement.*

(4) *This item also includes share buy-back transactions.*

(5) *In the year ended December 31, 2017, this item includes the charge of $56 million related to the repurchase/early redemption of notes. In the three months and year ended December 31, 2016, this item included the charge of $22 million and $60mn, respectively, related to the repurchase of notes. In the year ended December 31, 2016, this item also included the payment of the European Commission settlement*

CNH INDUSTRIAL

Q4 & FY 2017 Results Review

January 30th, 2018

Debt Maturity Schedule | Breakdown Outstanding Dec 31, 2017 2018 2019 2020 2021 2022 Beyond 4.2 Bank Debt 1.4 1.0 1.2 0.2 0.2 0.2 9.4 Capital Market 1.9 1.2 0.6 1.8 1.2 2.7 0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.0 13.9 Cash Portion of Debt Maturities 3.5 2.3 1.9 2.0 1.4 2.8 6.2 Cash & Cash Equivalents 0.8 of which restricted cash 3.2 Undrawn Committed credit lines 9.4 Total Available Liquidity Note: Numbers may not add due to rounding

CV | Industry performance | Europe Trucks (*) Europe: EU 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons)

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV reporting purposes as: EMEA / Europe (EU 27 countries reflecting key markets where the segment competes excluding United Kingdom and Ireland); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EUIFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expenses and certain other operating expenses. Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses. Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EUIFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not antidilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted income taxes: is defined as income taxes less the tax effect of restructuring expenses and exceptional items and exceptional tax charges. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and exceptional items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745